Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

$ millions	9-months ended Sep. 30, 2004	12-months ended Sep. 30, 2004	Year Ended December 31,
			2003	2002	2001	2000	1999
(Loss) income from continuing operations, before income taxes	$15.9	$(53.8)	$(149.9)	$225.5	$258.2	$253.7	$280.5
Interest expense	256.0	350.4	359.6	255.3	212.5	180.7	130.1
Less: Capitalized interest	(0.6)	(0.6)	(17.5)	(63.2)	(23.0)	(6.5)	—
Plus: Amortization of capitalized interest	0.1	0.2	1.3	0.3	0.3	0.2	—
Less: (Income) loss from equity investments	(26.6)	(19.6)	0.4	(5.5)	(9.1)	(7.7)	(3.2)

Earnings before taxes and fixed charges	$244.8	$276.6	$193.9	$412.4	$438.9	$420.4	$407.4

Interest expense (2)	$256.0	$350.4	$359.6	$255.3	$212.5	$180.7	$130.1
Interest on refunding bonds	(0.6)	(0.8)	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)

Total fixed charges	$255.4	$349.6	$358.8	$254.4	$211.5	$179.7	$129.1

Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	1.62x	2.08x	2.34x	3.16x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and the interest component of. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, the company had significant charges (most of which were non-cash) and gains in the periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in TECO Energy, Inc. Annual Reports on Form 10-K for the years presented.

All prior periods presented reflect the reclassifications of Prior Energy’s, TECO-Panda Generating Company’s (TPGC), and TECO Coalbed Methane’s results from continuing operations to discontinued operations. The sale of Prior Energy was completed in February 2004. In the fourth quarter of 2003, TECO Energy committed to a plan to exit the merchant operations of TPGC. In December 2002, TECO Coalbed Methane sold substantially all of its assets to the Municipal Gas Authority of Georgia.

Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(1)	Earnings were insufficient to cover fixed charges by $10.6 million. The ratio was 0.96x
(2)	Earnings were insufficient to cover fixed charges by $73.0 million. The ratio was 0.79x.
(3)	Earnings were insufficient to cover fixed charges by $164.9 million. The ratio was 0.54x.